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[LOGO]   [RYDER SCOTT COMPANY LETTERHEAD]



                                              March 29, 1999



Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas  77079

Gentlemen:

         At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Mariner Energy, Inc. (Mariner) as of January 1, 1999. The subject properties are located in the states of Louisiana, Mississippi, and Texas and in the federal waters offshore Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

         The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1998 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1998 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                              MARINER ENERGY, INC.
                             As of January 1, 1999

                                                                   Proved
                                           ------------------------------------------------------
                                                   Developed                     Total
                                           --------------------------- --------------------------
                                            Producing    Non-Producing  Undeveloped     Proved
                                           ------------  ------------- ------------  ------------
NET REMAINING RESERVES
Oil/Condensate - Barrels                      2,282,975       582,551     6,472,846     9,338,372
Plant Products - Barrels                         10,329        10,580             0        20,909
Gas - MMCF                                       57,082        28,942        42,871       128,895

INCOME DATA
Future Gross Revenue                       $150,978,685  $ 65,653,902  $157,499,321  $374,131,908
Deductions                                   44,159,398    24,415,844   106,555,833   175,131,075
                                           ------------  ------------  ------------  ------------
Future Net Income (FNI)                    $106,819,287  $ 41,238,058  $ 50,943,488  $199,000,833

Discounted FNI @ 10%                       $ 86,947,896  $ 33,976,023  $ 26,705,382  $147,629,301

         Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.